TSX: NGD NYSE American: NGD

NEW GOLD ANNOUNCES OPERATIONS AT THE RAINY RIVER MINE HAVE RESUMED

July 29, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announces that operations resumed during the day shift on Saturday July 27th at the Rainy River Mine in northwestern Ontario, following the employee fatality reported on July 24th. Operations safely resumed Saturday, as no other equipment or site infrastructure was impacted in the incident. New Gold is supporting the authorities with their investigation.

The thoughts of management remain with the family, friends and colleagues who have been impacted by this tragic incident. The health, safety and wellbeing of our employees is our top priority.

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com